Xairos Systems, Inc.

ANNUAL REPORT

9741 Sunset Hill Circle

Lone Tree, CO 80124

0

https://www.xairos.com/

This Annual Report is dated April 26, 2023.

BUSINESS

Corporate Overview

Xairos Systems, Inc. (“Xairos” or the “Company”) is a C-Corp organized under the laws of the state of Delaware that is building a global timing service that is better than timing from GPS to address new markets. It leverages a proprietary quantum technology invented and patented by the Xairos founder. This technology enables position and timing that is much more accurate, secure, and resilient than GPS. This enables next-generation networks, 6G, quantum internet, self-driving vehicles, and more efficient data centers and power grids.

Corporate History

Xairos Systems, Inc. was initially organized as Speqtral Quantum Technologies, Inc, a Delaware corporation on March 19, 2019, and changed its name to Xairos Systems, Inc. on June 8, 2021.

Intellectual Property

The Company has two granted US patents. The core patent is exclusively licensed from the University of Texas Austin. The second US patent is owned directly by Xairos Systems. The company also has four international patent submissions and two US provisional patents filed.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $140,000.00
Use of proceeds: Building a proof-of-concept
Date: September 28, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $150,000.00
Use of proceeds: General Corporate Expenses
Date: August 23, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $350,416.00
Use of proceeds: Proof-of-concept
Date: June 23, 2022
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $285,189.00
Use of proceeds: Proof of Concept
Date: November 16, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Fixed Percentage Convertible Equity Agreement
Type of security sold: Equity
Final amount sold: $20,000.00
Number of Securities Sold: 0
Use of proceeds: General Corporate Expenses

Date: June 16, 2021
Offering exemption relied upon: Section 4(a)(2)
Name: Common Stock
Type of security sold: Equity
Final amount sold: $180,000.00

Number of Securities Sold: 37,500
Use of proceeds: Corporate expenses
Date: June 11, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:
Year ended December 31, 2021 compared to year ended December 31, 2022.

Revenue
Revenue for fiscal year 2021 was $0 compared to $0 in fiscal year 2022.
Xairos is a pre-revenue company. We have received small business innovation research (SBIR) grants but these are booked as other income and not as revenue.

Cost of sales
Cost of Sales for fiscal year 2021 was $0 compared to $0 in fiscal year 2022.
Xairos is a pre-revenue company so there was no cost of sales to report.

Gross margins
Gross margins for fiscal year 2021 were $0 compared to $0 in fiscal year 2022.
Xairos is a pre-revenue company so there are no sales with margins to report.

Expenses
Total Operating Expenses for fiscal year 2021 were $826,306 compared to $818,028 in fiscal year 2022.
The expenses were effectively unchanged.

Historical results and cash flows:
The Company is currently in the growth stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is now ready to transition towards government revenue and commercial pilot projects that will establish traction for larger revenue. This transition is enabled by the successful completion of the proof-of-concept (POC) and the build-out of a demonstration testbed that will be enabled by a successful raise on Start Engine.
Previous cash flow has been primarily generated through US small business innovation research (SBIR) grants ($500K), angel and venture investment ($700K), a previous Reg CF raise ($350K), and a Colorado Advanced Industries Grant ($250K). Subject to amounts raised with the

StartEngine fundraising, Xairos expects to use the proceeds of the Offering to continue to finance operations, make additional hires, build a testbed for demonstrations for potential customers, and develop new IP and research. Xairos management will have full discretion as to the use of any proceeds from this Offering and will deploy such proceeds in a manner that it believes best serves the requirements of the Company.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $23,590.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SpeQtral Pte. Ltd.
Amount Owed: $827,000.00
Interest Rate: 5.0%
Maturity Date: January 01, 2026
Periodic annual installments and interest to be paid on 1 January.

Creditor: Business Administration EIDL loan
Amount Owed: $27,000.00
Interest Rate: 3.75%
Maturity Date: October 07, 2050
$120 per month payment

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Mitlyng
David Mitlyng's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: March, 2019 - Present
Responsibilities: Responsible for the general and active management of the business of the company and ensures that all orders and resolutions of the Board of Directors are carried into effect.
Position: Board Director
Dates of Service: March, 2019 - Present
Responsibilities: Manages and directs the overall business and affairs of the company.
Other business experience in the past three years:
Employer: SpeQtral
Title: COO
Dates of Service: March, 2019 - December, 2020
Responsibilities: Management
Other business experience in the past three years:
Employer: TFWireless Inc
Title: Business Advisor
Dates of Service: November, 2021 - Present

Responsibilities: Part-time business advisor to TFWireless for no compensation that requires only a few hours per month on an ad hoc basis.

Name: James Troupe
James Troupe's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Quantum Scientist
Dates of Service: November, 2020 - Present
Responsibilities: Technology lead
Other business experience in the past three years:
Employer: Applied Research Laboratories, The University of Texas at Austin
Title: Research Associate
Dates of Service: October, 2014 - November, 2020
Responsibilities: Research
Other business experience in the past three years:
Employer: Office of Naval Research Global
Title: Science Director
Dates of Service: August, 2018 - July, 2020
Responsibilities: Researcher

Name: Roger Yee
Roger Yee's current primary role is with outcome/one. Roger Yee currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Independent Director
Dates of Service: December, 2020 - Present
Responsibilities: Manages and directs the overall business and affairs of the company.
Other business experience in the past three years:
Employer: outcome/one
Title: Managing Partner
Dates of Service: April, 2019 - Present
Responsibilities: Management

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: David Mitlyng
Amount and nature of Beneficial ownership: 5,625,000
Percent of class: 28.12

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Convertible Note, Common Stock, Convertible Note, SAFE , Convertible Note, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,000,000 of Non-Voting Common Stock.

Convertible Note
The security will convert into Class of stock issued as part of the qualifying financing and the terms of the Convertible Note are outlined below:
Amount outstanding: $150,000.00
Maturity Date: June 11, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Qualifying Financing
Material Rights
There are no material rights associated with Convertible Note.

Common Stock
The amount of security authorized is 25,900,000 with a total of 20,000,000 outstanding.
Voting Rights
One vote per share.
Material Rights
The total amount outstanding includes 3,600,000 shares to be issued pursuant to stock options issued.
The total amount outstanding includes 5,637,500 shares to be issued pursuant to stock options, reserved but unissued.

Convertible Note
The security will convert into Equity - non-voting common and the terms of the Convertible Note are outlined below:
Amount outstanding: $350,416.00
Maturity Date: October 08, 2025
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: 5,000,000 Qualifying Financing
Material Rights
There are no material rights associated with Convertible Note.

SAFE
The security will convert into Series a common or series a preferred and the terms of the SAFE are outlined below:
Amount outstanding: $140,000.00

Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity financing
Material Rights
There are no material rights associated with SAFE .

Convertible Note
The security will convert into Preferred equity and the terms of the Convertible Note are outlined below:
Amount outstanding: $285,189.00
Maturity Date: November 16, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: $5,000,000 Qualifying Financing
Material Rights
There are no material rights associated with Convertible Note.

Non-Voting Common Stock
The amount of security authorized is 4,100,000 with a total of 0 outstanding.
Voting Rights
There are no voting rights associated with Non-Voting Common Stock.
Material Rights
Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Common Stock and the holders of Non-Voting Common Stock shall be entitled to share equally, on a per share basis, all assets of the Company of whatever kind available for distribution to the holders of capital stock of the Company.
Dividends. The holders of Common Stock and the holders of Non-Voting Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Company as may be declared by the Board of Directors.
Conversion. If at any time after issuance of Non-Voting Common Stock the holder thereof demonstrates to the satisfaction of the Board or officers of the Company, acting in good faith that such holder is an "Accredited Investor", then such holder may elect to convert his or her shares of Non-Voting Common Stock into shares of Common Stock on a 1-to-1 ratio by written notice to the Company.
Non-voting stock receives cash in sale transactions rather than buyer equity. In certain situations (a proposed merger or sale transaction involving the Company) in which holders of voting common stock would receive stock in the buyer that is purchasing the Company, holders of non-voting common stock would instead receive cash of equivalent value if the Company's Board of Directors determines that this is needed to comply with applicable securities laws. The payment of cash may happen under the acquisition agreement with the buyer, or the Company itself may redeem the non-voting common stock for cash, either at or prior to the closing of the sale transaction. The Board has the authority to take actions in good faith in connection with a sale transaction to effect the sale in a manner that is compliant with applicable securities laws, including by having cash paid to holders of non-voting common stock rather than unregistered equity securities.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the satellite industry and/or the position, navigation and timing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Non-Voting Common Stock in the amount of up to $2 million in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational Quantum Time Synchronization service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Quantum Clock Synchronization. Delays or cost overruns in the development of our Quantum Clock Synchronization service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Xairos Systems, Inc. was formed on 19 March 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Xairos has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Xairos is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 2 patents with an additional 2 provisional patents filed. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval’s that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Satellite Mission Risk Xairos' future financial projections includes, but is not limited to, revenue generated from satellite operations. A full or partial failure of the satellite or launch vehicle may occur that could impair the mission performance and associated business. This risk is typical in the space industry, and there are mitigation products available including launch and on-orbit operation insurance. The Xairos team has decades of experience building satellites and will also implement a risk reduction plan including robust testing, system and on-orbit redundancy, and business diversity.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

Xairos Systems, Inc.

By /s/ David Mitlyng

Name: Xairos Systems, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Xairos Systems, Inc.

(A Development Stage Company)

Financial Statements

For the Years Ended December 31, 2021 and 2022

Together with Independent Auditor's Report

Index to Financial Statements

MARPÉ

FINANCE & ACCOUNTING

STARTUP CFO — SEED TO IPO

To the Board of Directors of Xairos Systems, Inc.

We have audited the accompanying balance sheets of Xairos Systems, Inc., a Delaware corporation ("Xairos" or the "Company") as of December 31, 2021 and 2022 and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended and the related notes (collectively referred to as the financial statements).

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibilities for the Audit of the Financial Statements

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022 and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations, has a net capital deficit, and accordingly, substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the Company's circumstances and management's plans regarding these matters also are described in Note 2. The financial statements do not include any adjustments to reflect this uncertainty. Our opinion is not modified with respect to this matter.

Marpé Finance & Accounting
April 17, 2023

Balance Sheets

	December 31, 2021	December 31, 2022
Assets		
Current assets		
Cash	$ 103,481	$ 23,590
Total current assets	103,481	23,590
Equipment, net	-	74,470
Total assets	$ 103,481	$ 98,060
Liabilities and Stockholders' Deficit		
Current liabilities		
Accrued liabilities	$ 30,363	$ 29,080
Revolving debt	-	50,390
Total current liabilities	30,363	79,470
Notes payable	815,885	854,323
Convertible Notes Payable	333,525	457,831
Crowdfunding Convertible Note Payable	-	397,045
Other noncurrent liabilities	120,000	160,000
Total liabilities	1,299,773	1,948,669
Common stock par value of $0.001 per share; 100,000 shares authorized, 42,500 shares outstanding as of December 31, 2021 and 2022	43	43
Additional paid-in capital	274,438	406,470
Accumulated deficit	(1,470,773)	(2,257,122)
Total stockholders' deficit	(1,196,292)	(1,850,609)
Total Liabilities and Stockholders' Deficit	$ 103,481	$ 98,060

The accompanying notes are an integral part of these financial statements.

Statements of Operations

	Year Ended December 31,	
	2021	**2022**
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating expenses		
Sales & marketing expenses	83,941	134,442
Research & development expenses	286,210	407,671
General & administrative expenses	456,155	275,915
Total operating expenses	826,306	818,028
Operating loss	(826,306)	(818,028)
Other income, net	245,237	30,382
Income tax benefit	13,781	1,297
Net loss	$ (567,288)	$ (786,349)

The accompanying notes are an integral part of these financial statements.

Statements of Stockholders' Deficit

Years Ended December 31, 2021 and 2022

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balances - December 31, 2020	37,500	$ 38	$ 180,062	$ (903,485)	$ (723,385)
Issuance of Common Stock	5,000	5	17,495	-	17,500
Capital contribution by stockholder	-	-	53,000	-	53,000
Stock-based compensation	-	-	23,881	-	23,881
Net loss	-	-	-	(567,288)	(567,288)
Balances - December 31, 2021	42,500	43	274,438	(1,470,773)	(1,196,292)
Capital contribution by stockholder	-	-	105,000	-	105,000
Stock-based compensation	-	-	27,032	-	27,032
Net loss	-	-	-	(786,349)	(786,349)
Balances - December 31, 2022	42,500	$ 43	$ 406,470	$ (2,257,122)	$ (1,850,609)

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

	Year Ended December 31,	
	2021	2022
Cash Flows from Operations		
Net loss	$ (567,288)	$ (786,349)
Adjustments to net loss		
Depreciation and amortization	-	16,782
Stock-based compensation	41,381	27,032
Accrued interest on convertible notes	4,836	27,677
Accrued interest on notes payable	38,438	38,438
Issuance of convertible notes in exchange for services	6,087	-
Forgiveness of PPP loan	(45,910)	-
Changes in assets & liabilities		
Accrued liabilities	30,363	(1,283)
Total Cash Flows from Operations	(492,093)	(677,703)
Cash Flows from Investments		
Purchase of equipment	-	(91,252)
Total Cash Flows from Investments	-	(91,252)
Cash Flows from Financing		
Increase (decrease) in revolving debt	-	50,390
Issuance of Convertible Notes Payable	322,603	106,500
Issuance of Crowdfunding Convertible Note Payable	-	387,174
Issuance of Simple Agreements for Future Equity ("SAFEs")	100,000	40,000
Issuance of convertible instrument for cash	20,000	-
Capital contribution by stockholder	53,000	105,000
Total Cash Flows from Financing	495,603	689,064
Total Cash Flows	3,510	(79,891)
Beginning Cash Balance	99,971	103,481
Ending Cash Balance	$ 103,481	$ 23,590

The accompanying notes are integral part of these financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Xairos Systems, Inc. ("Xairos" or the "Company") was incorporated as a Delaware corporation on March 19, 2019. The Company's original name was Speqtral Quantum Technologies, Inc. and was changed to Xairos Systems, Inc. on June 8, 2021.

Xairos is developing a new global timing system, based on its proprietary quantum technology, which management believes will provide improved accuracy, security, and efficiency, relative to current systems in use.

The Company is in the process of developing its core technology and product offerings and has not yet earned any revenues. Thus, the Company is still in the development stage.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and accordingly, it may take advantage of certain exemptions from various reporting requirements applicable to publicly traded companies that are not emerging growth companies. This may make comparison of the Company's financial statements with the financial statements of a publicly traded company that is not an emerging growth company difficult.

Certain Risks and Uncertainties

The Company is subject to risks associated with emerging growth companies, including, but not limited to, rapid technology change, uncertainty of market acceptance of the Company's products and services, competition from substitute products and larger companies, the ongoing need for investment capital, the need to protect its proprietary technology, the need to develop strategic relationships, and dependence on key personnel. The Company will continue to incur significant costs as an emerging growth company and will require additional financing in the future to fund growth. If the Company is unable to secure sufficient financing when needed, this could have a material adverse effect on the Company's business operations.

Going Concern

These financial statements have been prepared based on the assumption that the Company will be able to continue to operate as a going concern. As of December 31, 2022, the Company has incurred cumulative net losses of approximately $2,257,000 and cumulative negative operating cash flows of approximately $1,821,000. To be able to continue operating, the Company will need to obtain financing within the next twelve months. Management is working to secure the financing needed for the Company's continued operations. There can be no assurance that management will be successful in this endeavor. Thus, substantial doubt exists regarding whether the Company will be able to continue operating as a going concern. (See Note 8.)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and the accompanying notes.

Significant items included in these financial statements that are subject to such estimates and assumptions include the fair values of financial instruments and the valuation of deferred tax assets. Management bases its estimates on historical and anticipated results, as well as various other assumptions that it believes are reasonable. Actual results could differ from these estimates, and such differences could have material impacts on the Company's financial statements.

Cash and Cash Equivalents

Cash consists of the Company's bank deposits. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between independent market participants on the measurement date. The Company measures financial assets and liabilities at fair value as of each reporting period using a fair value hierarchy which maximizes the use of observable inputs, to the extent possible, and minimizes the use of unobservable inputs. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs used in assessing fair value of financial instruments are described below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity but are significant to the fair value of assets or liabilities.

Significant financial instruments in the Company's financial statements include notes payable, convertible notes payable, simple agreements for future equity ("SAFEs"), a crowdfunding convertible note payable and a convertible security. Notes payable, convertible notes payable, and the crowdfunding convertible note payable are reported at the original principal amounts plus accrued interest, as prescribed by the note agreements. The SAFEs and the convertible security are recorded at face value, based on the amounts paid for these securities, on the dates of issuance, by external investors in arm's-length transaction. Any variance between the fair market values and the reported values of these securities is immaterial.

Research and Development

Research and development costs primarily consist of payroll costs, stock-based compensation, laboratory services and supplies costs, costs of external consulting services and allocated overhead. Research and development costs are expensed as incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). The Company did not have any other comprehensive income (loss) transactions during the periods presented. Accordingly, comprehensive income (loss) is equal to net income (loss) for all periods presented.

Income Taxes

The Company applies the provisions of ASC 740, Income Taxes ("ASC 740"). Under ASC 740, the Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates and laws that will be in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize those tax assets through future operations.

The Company also utilizes the guidance in ASC 740 to account for uncertain tax positions. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more likely than not of being realized and effectively settled. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments, and which may not accurately reflect actual outcomes. The Company recognizes interest and penalties on unrecognized tax benefits as a component of provision for income taxes in the consolidated statements of operations.

For all periods presented, a 100% valuation allowance has been applied against all deferred tax assets.

NOTE 3 – BALANCE SHEET COMPONENTS

Equipment

Equipment consists of computer and scientific equipment purchased by the Company. Such equipment is being depreciated over a period of three years. The balance of equipment, net of accumulated depreciation, was $0 and approximately $74,000 as of December 31, 2021 and 2022, respectively. Depreciation expense, related to this equipment, totaled $0 and approximately $17,000 during the year ended December 31, 2021 and 2022, respectively. Accumulated depreciation totaled $0 and approximately $17,000 as of December 31, 2021 and 2022, respectively.

Accrued Liabilities

Accrued liabilities represent expenses which the Company has incurred but for which it has not yet paid. These amounts consist primarily of payroll and related costs. Accrued liabilities totaled approximately $30,000 and $29,000 as of December 31, 2021 and 2022, respectively.

Revolving Debt

Revolving debt consists of amounts owed on the Company's credit cards for purchases made. Such outstanding amounts owed totaled $0 and approximately $50,000 as of December 31, 2021 and 2022, respectively.

Notes Payable

The components of notes payable are shown below.

	December 31, 2021	December 31, 2022
Former Series A Preferred Stockholder	$ 789,760	$ 827,260
Economic Injury Disaster Loan ("EIDL")	26,125	27,063
Total notes payable	$ 815,885	$ 854,323

In December 2020, the Company issued a note payable, in the amount of $750,000, as consideration, in its repurchase and cancellation of all outstanding shares of Series A Redeemable Convertible Preferred Stock. This note bears interest at a rate of 5% per annum, which is compounded semiannually. The Company is obligated to make four annual payments of $187,500 each, with the first payment due on January 1, 2023. The outstanding balance of this debt obligation was approximately $790,000 and $827,000 as of December 31, 2021 and 2022, respectively.

In October 2020, the Company obtained an Economic Injury Disaster Loan ("EIDL") administered through the SBA. The principal amount of the loan is $25,000, and the debt bears interest at a rate of 3.75% per annum. The outstanding balance of this debt obligation was approximately $26,000 and $27,000 as of December 31, 2021 and 2022, respectively.

Convertible Notes Payable

The Company has issued several Convertible Notes Payable in exchange for cash financing in the aggregate amount of approximately $435,000. These convertible notes bear interest at a rate of 5% per year. Outstanding Convertible Notes Payable totaled approximately $334,000 and $458,000 as of December 31,2021 and 2022, respectively.

Upon a Qualified Preferred Stock Financing, the convertible notes will automatically convert into shares of Preferred Stock, at a conversion price equal to the lesser of:

- The price per share paid by the new Preferred Stock investors multiplied by the Discount Rate; or
- The Valuation Cap divided by the number of shares of Common Stock and common stock equivalents ("CSEs"), on a fully diluted basis, immediately prior to the Qualified Preferred Stock Financing.

The Discount Rate for all outstanding convertible notes is 80%. The Valuation Cap for the outstanding convertible notes ranges from $3,000,000 to $10,000,000.

The terms of the outstanding convertible notes range from two years to three years. Upon maturity, if the convertible notes have not been converted into shares of Preferred Stock, the convertible notes shall become due and payable to the convertible note holders, unless a holder elects to have his convertible note converted into shares of Common Stock instead. The earliest maturity date of all the currently outstanding convertible notes is June 11, 2023.

Crowdfunding Convertible Note Financing

During the year ended December 31, 2022, the Company raised approximately $387,000 cash through a crowdfunding financing. In connection with this crowdfunding financing, the Company issued a Convertible Note, the Crowdfunding SPV Convertible Promissory Note (the "Crowdfunding Note") to Xairos CF SPV, LLC (the "SPV"), a special purpose vehicle, with no operations, created solely for this purpose. Retail investors, in turn, purchased limited liability company membership interests in the SPV. The Crowdfunding Note bears interest at a rate of 4% per annum. The outstanding balance of the Crowdfunding Convertible Note Payable totaled $0 and approximately $397,000 as of December 31, 2021 and 2022, respectively.

If the Company executes a Qualified Financing, defined as raising gross proceeds of at least $5,000,000 cash by selling shares of stock (either Common or Preferred), then the Crowdfunding Note will convert into shares of stock, at a conversion price equal to the lesser of:

- The price paid by the new equity investors multiplied by 80%; or
- $10,000,000 divided by the number of shares of Common Stock and common stock equivalents ("CSEs") outstanding, on a fully diluted basis (but excluding all convertible notes) immediately prior to the conversion of the Crowdfunding Note.

Other Noncurrent Liabilities

Other noncurrent liabilities consist of outstanding Simple Agreements for Future Equity ("SAFEs") and a convertible security. Outstanding other noncurrent liabilities totaled $120,000 and $160,000 as of December 31, 2021 and 2022, respectively.

The Company has issued several SAFEs in exchange for cash financing in the aggregate amount of $140,000. The SAFEs do not bear interest, and they have no maturity date.

Upon a Qualified Preferred Stock Financing, the SAFEs will automatically convert into shares of Preferred Stock, at a conversion price equal to the lesser of:

- The price per share paid by the new Preferred Stock investors multiplied by the Discount Rate; or
- The Valuation Cap divided by the number of shares of Common Stock and common stock equivalents ("CSEs"), on a fully diluted basis, immediately prior to the Qualified Preferred Stock Financing.

The Discount Rate for all outstanding SAFEs is 80%. The Valuation CAP for all outstanding SAFEs is $10,000,000.

The Company issued a convertible security to an investor, which also provided accelerator services to the Company, in the amount of $20,000. Upon an equity financing in which the Company sells new shares of stock, either Common or Preferred, for at least $250,000, this convertible instrument will convert into shares of Common Stock equal to 6% of the number of outstanding shares of Common Stock and common stock equivalents, on a fully diluted basis, except that the convertible instruments (i.e., convertible notes and SAFEs) issued to other investors will be excluded from the calculation of fully diluted shares.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with any litigation, and management is not aware of any pending or threatened litigation against the Company.

NOTE 5 – OTHER INCOME, NET

The Company received approximately $242,000 and $98,000 in U.S. federal government research grants during the years ended December 31, 2021 and 2022, respectively. These amounts have been included in other income, net.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred income tax accruals for federal and state income taxes for the years ended December 31, 2021 and 2022, respectively.

	December 31, 2021	December 31, 2022
Current income tax expense (benefit)		
Federal	$ (13,781)	$ (1,297)
State	-	-
Total	(13,781)	(1,297)
Deferred tax asset (liability)		
Federal	$ 275,000	$ 427,000
State	78,000	122,000
Valuation allowance	(353,000)	(549,000)
Total	-	-
Total provision for income taxes	$ (13,781)	$ (1,297)

The components of the Company's deferred tax assets for federal and state income taxes consisted of the following as of December 31, 2022 and 2022, respectively.

	December 31, 2021	December 31, 2022
Deferred tax asset attributable to:		
Net operating loss carryover	$ 219,000	$ 353,000
Accrued expenses	134,000	196,000
Valuation allowance	(353,000)	(549,000)
Net deferred tax asset	$ -	$ -

As of December 31, 2022, the Company has approximately $427,000 in deferred income tax assets for federal income taxes and approximately $122,000 of deferred income tax assets for state income taxes. Such deferred tax assets are derived from the Company's ongoing losses, and they can be carried forward to offset and reduce future income and future income tax liabilities.

Because of the early stage of the Company and the significant uncertainty regarding future income and the ability to utilize the deferred tax assets, a 100% valuation allowance has been recorded to reduce the amount of recognized deferred tax assets to zero. The need for this valuation allowance will be reconsidered, and the valuation allowance potentially can be removed, in the future, if the Company demonstrates the ability to earn profits and utilize its deferred tax assets.

NOTE 7 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 100,000 shares of Common Stock. As of December 31, 2022, 42,500 shares of Common Stock were outstanding. Of this amount, 25,000 shares, or approximately 58.8% of the total outstanding, are held by the Company's founder and CEO, who remains active in the daily management of the Company.

Additional Paid-In Capital

The balance of additional paid-in capital was approximately $274,000 and $406,000 as of December 31, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, Common Stockholders had contributed approximately $251,000 and $356,000, respectively, in excess of the aggregate par value of shares of Common Stock held. These amounts are included in additional paid-in capital.

Since inception, the Company has granted options to purchase 19,998 shares of Common Stock ("stock options") to employees and consultants in exchange for services. These stock options have exercise prices of $3.50 per share. As of December 31, 2021 and 2022, aggregate amounts of approximately $24,000 and $51,000, respectively, have been charged to stock-based compensation expense, related to these stock options, with corresponding credits to additional paid-in capital.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunding Financing

In March 2023, the Company commenced a crowdfunding financing under Regulation CF. Thus far, the Company has raised approximately $135,000 in gross proceeds from this crowdfunding financing.

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CERTIFICATION

I, David Mitlyng, Principal Executive Officer of Xairos Systems, Inc., hereby certify that the financial statements of Xairos Systems, Inc. included in this Report are true and complete in all material respects.

David Mitlyng

CEO